October 29, 2010

Philip K. Asherman
President and Chief Executive Officer
Chicago Bridge & Iron Company N.V.
Oostduinlaan 75
2596 JJ The Hague, The Netherlands

      Re: Chicago Bridge & Iron Company N.V.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 23, 2010
             File No. 1-12815
             Response Letter Dated October 25, 2010

Dear Mr. Asherman:

      We refer you to our comment letter dated September 14, 2010 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

             Sincerely,

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance